

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 3, 2006

Henry Fong
Chief Executive Officer
Inhibiton Therapeutics, Inc.
7315 East Peakview Avenue
Englewood, Colorado 80111

> **Re: Inhibiton Therapeutics, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed February 24, 2005**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and July 31,**
> **2005, and October 31, 2005**
> **Filed May 16, 2005, September 21, 2005 and December 21, 2005**
> **Response Letter Dated January 10, 2006**
> **File No. 333-57946**

Dear Mr. Henry Fong

        We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm, page 16

1.   We note your response to prior comment one indicating your proposed changes to your auditor's report. Please have your auditor further revise his report to include the registered PCAOB name in the signature line of the report.

Form 10-QSB for the Fiscal Quarter Ended October 31, 2005

2.   We note your response to prior comment two indicating that the convertible debt instrument qualifies as conventional convertible under paragraph 4 of EITF 00-19 and are unable to agree with your conclusion. In this regard we note the convertible debt instrument appears convertible into a variable number of shares. Refer to paragraph 4 of ETIF 00-19 and EITF 05-02 for the definition of conventional convertible. Based on the conversion terms, it appears that the number of shares that could be issued upon conversion could be unlimited and thus it appears that settlement is not within control of the Company. Refer also to Paragraph 20 of EIFT 00-19. As such it appears you will need to bifurcate and separately value the conversion option. Please provide us with the fair value of the conversion option bifurcated from the debt instrument and provide an analysis of the effect on your financial statements for all interim periods reported.

3.   Additionally, we note that you appear to have issued or have an obligation to issue 2,000 shares of your common stock with a minimum guaranteed market value of $250,000 upon commencement of public trading, or additional shares will be issued. This obligation or put option appears to be freestanding and apart from your debt contracts. Please provide us an analysis under SFAS 133 and 00-19 regarding effect this instrument had on your financial statements and quantify the fair value of this instrument for all interim periods reported. Please accompany your response with the authoritative literature that applies in accounting for this instrument.

4.   Please tell us whether you have any non-employee warrants or options exercisable for the period in which your convertible debt has been outstanding and tell us how you have considered paragraph 24 of EITF 00-19.

5.   Expand your disclosures to include all conversion terms and maturity dates of your convertible instruments.

Item 3, Controls and Procedures, page F-9

6.   We note your proposed disclosure in response to prior comment three. Please amend your filing to include your revised controls and procedure disclosures.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief